January 15, 2014

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Och-Ziff Capital Management Group LLC

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

File No. 001-33805

Dear Ms. Ciboroski:

On behalf of Och-Ziff Capital Management Group LLC (the “Company”), this letter responds to the comments of the Staff of the SEC set forth in your letter dated December 16, 2013, relating to the Company’s 2012 Form 10-K filing as noted above. For convenience, each Staff comment contained in the letter is followed by the Company’s response to that comment.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

Assets Under Management and Fund Performance, page 64

CLOs, page 70

1.	We note your disclosure that incentive income from collateralized loan obligations (CLOs) is equal to 20% of the excess cash flows due to the holders of the subordinated notes, subject to a stated hurdle rate. We further note your disclosure on page 72 that incentive income on longer-term assets, excluding CLOs, is based on cumulative performance over a performance measurement period, and is not earned (or recognized as revenue) until it is no longer subject to repayment to the respective fund. However, you do not explain how and when incentive income from CLOs is earned and recognized, nor do you address any differences from your revenue recognition policy for other long-term assets. Accordingly, please revise your disclosure in future filings to clarify your revenue recognition policy as it relates specifically to incentive income from CLOs.

The Company respectfully informs the Staff that incentive income from CLOs, consistent with that of the Company’s other funds, is not recognized as revenue until it is no longer subject to repayment to the respective CLO.

Och-Ziff Capital Management Group LLC

January 15, 2014

In future filings, the Company proposes to modify the referenced disclosure on page 72, substantially as set forth below (revised from the 2012 Form 10-K disclosure as indicated by marked changes):

The performance measurement periods with respect to approximately $6.9 billion, or 21.3%, of our assets under management as of December 31, 2012 are longer than one year. These assets under management relate to assets subject to three-year performance measurement periods in the OZ Master Fund and other multi-strategy funds, as well as assets in our credit funds, CLOs, real estate funds and other alternative investment vehicles we manage. Incentive income related to these assets~~, excluding CLOs,~~ is based on the cumulative performance over a performance measurement period (in the case of CLOs, based on the excess cash flows available to the holders of the subordinated notes), and is not earned until it is no longer subject to repayment to the respective fund. Our ability to earn incentive income on these longer-term assets may also be subject to hurdle rates whereby we do not earn any incentive income until the investment returns exceed an agreed upon benchmark. However, for a portion of these assets subject to hurdle rates, once investment performance has exceeded the hurdle rate, we may receive a preferential “catch-up” allocation, resulting in a potential recognition to us of a full 20% of the net profits attributable to investors in these assets.

Understanding Our Results, page 70

Expenses – Compensation and Benefits, page 72

2.	We note your discussion regarding the issuance of Och-Ziff Operating Group D Units to certain executive managing directors and eligible pre-IPO partners. Please respond to the following:

•	Provide us with a comprehensive description of these units, including any substantive terms and the specific benefits conveyed to holders.

•

Provide us with your accounting analysis supporting your conclusion that these units should not be classified as equity instruments for GAAP purposes, and clarify how such units are reflected in your financial statements.

•

Explain why you recognize compensation expense both at the time of initial issuance of Group D Units as well as when such units are converted to Group A Units, and explain how compensation expense is determined in each instance. For example, you disclose that allocations of Group D Units are recorded within compensation and benefits expense on a pro-rata basis with Group A Units. You also disclose that upon conversion of Group D Units into Group A Units, you recognize a one-time charge for vested units as equity-based compensation expense and begin to amortize the grant-date fair value of the unvested units over the vesting period.

The Company respectfully informs the Staff that Och-Ziff Operating Group D Units (“Group D Units”) constitute profits interests in the Och-Ziff Operating Group granted in connection with the performance of services that have no claim to the residual assets of the Och-Ziff Operating Group entities or the Company when issued. Following the Company’s IPO, the Company has granted Group D Units to existing and newly admitted executive managing directors in order to provide them with a means to share in the future profits of the Och-Ziff Operating Group. No investment is required from the executive managing directors, and the Group D Units have no voting rights with respect to the Company and are not transferrable or

Och-Ziff Capital Management Group LLC

January 15, 2014

exchangeable. Because the Group D Units do not have a residual claim to the net assets of the Och-Ziff Operating Group or the Company when issued, are intended to provide the executive managing directors with a share in the future profits of the Och-Ziff Operating Group, do not require an initial investment, do not have voting rights with respect to the Company and are not transferrable upon vesting, the Company considers the Group D Units to be non-equity profits interests.

Each Group D Unit may convert into an Och-Ziff Operating Group A Unit (“Group A Unit”), which is considered equity under U.S. GAAP, at the discretion of the general partner of each of the Och-Ziff Operating Group entities. Upon such conversion, the holder receives one Class B Share for each Group D Unit in each Och-Ziff Operating Group entity that converts into a Group A Unit, providing the holder with voting rights with respect to the Company, which is the entity that owns and controls the general partners of the Och-Ziff Operating Group entities. The holder also has exchange rights and liquidation rights. Because a Group A Unit is considered equity, the conversion of a Group D Unit into a Group A Unit is considered to be within the scope of ASC 718 as the Company is acquiring employee services in exchange for its equity. A Group D Unit is not required to be converted into a Group A Unit; conversion is at the discretion of the general partner of each of the Och-Ziff Operating Group entities.

Because the Group D Units represent profits interests, no compensation expense is recognized when Group D Units are granted. Because the Group D Units share in current period profit distributions with the Group A Units and the Group B Units on a pro-rata basis, the Company recognizes all distributions on Group D Units as compensation expense in the period that services are performed, and such expense is reflected within Compensation and Benefits in the Consolidated Statements of Comprehensive Income (Loss). The conversion of a Group D Unit into a Group A Unit is a share-based compensation grant pursuant to ASC 718 and hence share-based compensation expense is recognized upon conversion based on the grant-date fair value of the award. Compensation expense relating to the vesting period already served is recorded on the grant-date and the remaining compensation charge is amortized over the remaining vesting period. Distributions made on Group A Units are considered equity distributions and are reflected as such in the Company’s Consolidated Balance Sheets and Consolidated Statements of Changes in Shareholders’ Equity.

Other Income (Loss), page 73

3.	We note that “Net gains of consolidated Och-Ziff funds” is your largest component of Other Income for the year ended December 31, 2012. As such, please revise your future filings to clarify, if true, that these gains (losses) represent realized and unrealized gains/(losses) due to changes in the fair value of investments held by your consolidated funds.

The Company respectfully informs the Staff beginning with the Company’s Form 10-Q for the period ended September 30, 2013, the Company began including the requested disclosure on page 35.

Och-Ziff Capital Management Group LLC

January 15, 2014

Results of Operations – Year Ended December 31, 2012 Compared to Year Ended December 31, 2011, page 74

Net Loss Allocated to Noncontrolling Interests, page 76

4.	We note your discussion on page 76 regarding the significant contributors to the decrease in net loss allocated to noncontrolling interests (NCI) during 2012. However, it is not clear from this discussion why the relative proportion of net loss between Class A shareholders and NCI changed so significantly during 2012. In this regard, we note that during 2008-2011 the net loss allocated to NCI ranged from approximately 70% - 80% of consolidated net loss, but during 2012 the allocation of net loss to NCI was approximately 49%. While we recognize that the increase in income from the consolidated funds and the decrease in the NCI in the Och-Ziff Operating Group from 68.1% to 67% contributed to the overall decrease in net loss allocated to NCI, these changes do not appear to fully explain the magnitude of the change. As such, please tell us and revise your disclosure in future filings to more clearly explain how each component of NCI is calculated.

The Company respectfully informs the Staff that changes in the Company’s net loss allocated to noncontrolling interests (“NCI”) are driven primarily by (i) equity interests in the Och-Ziff Operating Group in the form of Och-Ziff Operating Group A Units (“Group A Units”); and (ii) fund investors’ interests in the funds the Company consolidates under U.S. GAAP. The earnings of the Och-Ziff Operating Group are not necessarily correlated with the earnings of the certain funds the Company consolidates. Therefore, the relative proportion of net loss allocated between Class A shareholders and NCI will not correlate with the Company’s performance as each of the individual components of NCI are independent of each other. Accordingly, when discussing the year-over-year changes in net loss allocated to these interests, the Company discusses separately the drivers of the two main components of NCI (i.e. Group A Units and the consolidated funds).

As discussed on page 76 in the referenced disclosure, the amount of net loss allocated to the Group A Units decreased substantially in 2012 compared to 2011 due to the improvement in the earnings of the Och-Ziff Operating Group primarily driven by the following: (i) an increase in incentive income as discussed further on page 74; and (ii) a decrease in Reorganization expenses due to the majority of the Group A Units being fully vested as of November 2012 as discussed further on page 75. Also contributing to the decrease in net loss allocated to the Group A Units was a decline in the Group A Units interest in the Och-Ziff Operating Group from 68.1% at December 31, 2011 to 67.0% at December 31, 2012. As a result, a smaller share of the net loss of the Och-Ziff Operating Group was allocated to the Group A Units.

The increase in net income allocated to the fund investors’ interests increased due to higher net gains and income of the consolidated funds, as discussed on pages 74 to 76.

Och-Ziff Capital Management Group LLC

January 15, 2014

Item 15. Exhibits and Financial Statement Schedules, page 108

Consolidated Balance Sheets, page F-3

5.	We note that noncontrolling interests represent ownership interests in your subsidiaries held by parties other than you, and are primarily made up of Och-Ziff Operating Group A Units held by your executive managing directors and the Ziffs, and fund investors’ interests in the consolidated Och-Ziff funds. We also note that subject to specific redemption provisions applicable to a fund, investors in your multi-strategy hedge funds may generally redeem their investments on an annual or quarterly basis following the expiration of a specified period of time. Please tell us how you considered these redemption provisions in determining whether such noncontrolling interests should be separately presented on your consolidated balance sheets. Refer to ASC 480-10-S99-3A.

The Company respectfully informs the Staff that none of the multi-strategy hedge funds managed by the Company are consolidated into the financial statements primarily due to the presence of substantive kick-out rights granted to the investors in those funds. The funds consolidated by the Company consist primarily of its real estate funds and certain credit funds. The investors in substantially all of these funds are not permitted to redeem their investments. The Company, however, consolidates one credit hedge fund in which investors are permitted to redeem their investments upon the expiration of a one to three year lockup period. As of December 31, 2012, such fund was immaterial for separate presentation on the balance sheet, as its net assets were approximately $8.7 million compared to total noncontrolling interests of $2.1 billion and total equity of $1.8 billion. The Company undertakes to present separately this and any other redeemable noncontrolling interests in future filings to the extent they are material to the Company’s financial statements.

Notes to Consolidated Financial Statements, page F-8

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-10

Incentive Income, page F-11

6.	We note your disclosure on page F-12 regarding the recognition of incentive income from consolidated funds. Given that these funds are consolidated, we understand that any incentive income earned from such funds is not included in your consolidated revenues but is instead reflected through a greater allocation of consolidated net income/(loss) being allocated to Class A shareholders, with a corresponding reduction to net income/(loss) allocated to NCI. However, we are unclear as to why you would reflect deferred income from these funds in your consolidated financial statements. Please address the following:

•

Clarify what you mean when you say that to the extent you are “allocated” incentive income by a consolidated fund that may still be subject to clawback, you defer the recognition of this income in your financial statements. Contrast this statement with your disclosure that incentive income allocations from consolidated funds are reflected through a greater allocation of consolidated net income/(loss) being allocated to Class A shareholders, with a corresponding reduction to net income/(loss) allocated to NCI.

Och-Ziff Capital Management Group LLC

January 15, 2014

•

Given that these funds are consolidated, explain how you determined it was appropriate to reflect any amounts earned or received from these funds in your consolidated financial statements, other than through the allocation between Class A shareholders and NCI. In this regard, it would appear that any transactions between you and the consolidated funds (including the allocation or receipt of incentive income) would be intercompany transactions that should be eliminated in consolidation.

•

Provide us with a comprehensive example that illustrates how the allocation or receipt of incentive income from a consolidate fund that may still be subject to clawback has been reflected in your financial statements. Provide journal entries if necessary.

The Company respectfully informs the Staff that it recognizes incentive income from a consolidated fund when a portion of the earnings of such fund is allocated to the Company (generally 20%, subject to hurdle rates) rather than the noncontrolling interests. Incentive income allocated to the Company is not reflected as incentive income in the Company’s consolidated revenues, as these amounts would be eliminated in consolidation.

To the extent incentive income from a consolidated fund is subject to clawback, the Company defers its share of the earnings from such fund until all contingencies have been resolved and it is no longer subject to repayment. This earnings deferral is accomplished through a debit to the Company’s consolidated net income through the change in deferred income of consolidated Och-Ziff funds, offset by a credit to a liability for deferred income of consolidated Och-Ziff funds included within other liabilities in the Company’s consolidated balance sheet.

The examples below are based on the following assumptions:

Net earnings from a consolidated fund: $100

Incentive income rate: 20%

Hurdle rate: None

In addition, the examples below assume that the Company has no direct investment in the consolidated fund, and therefore fund investors (noncontrolling interests) are entitled to all of the earnings after the Company’s incentive income allocation.

Och-Ziff Capital Management Group LLC

January 15, 2014

The following example sets forth how such earnings of a consolidated fund would be reflected in the Company’s consolidated financial statements to the extent incentive income is not subject to clawback:

	Consolidated Fund	Parent / General Partner	Elimination of Incentive	Consolidated Results
Incentive income	$—	$20	$(20)	$—
Net earnings from funds (income, expenses and net gains of consolidated funds)	100	—	—	100
Change in deferred income of consolidated Och-Ziff funds	—	—	—	—

Consolidated Net Income	$100	$20	$(20)	$100

Allocation of Consolidated Net Income:
Net income allocated to noncontrolling interests (fund investors)	$80	$—	$—	$80
Net income allocated to the general partner or Class A shareholders	20	20	(20)	20

Consolidated Net Income	$100	$20	$(20)	$100

To the extent the Company’s incentive income allocation ($20) is subject to clawback, the Company would defer this income in its consolidated financial statements as set forth below:

	Consolidated Fund	Parent / General Partner	Elimination of Incentive	Consolidated Results
Incentive income	$—	$20	$(20)	$—
Net earnings from funds (income, expenses and net gains of consolidated funds)	100	—	—	100
Change in deferred income of consolidated Och-Ziff funds	—	(20)	—	(20)

Consolidated Net Income	$100	$—	$(20)	$80

Allocation of Consolidated Net Income:
Net income allocated to noncontrolling interests (fund investors)	$80	$—	$—	$80
Net income allocated to the general partner or Class A shareholders	20	—	(20)	—

Consolidated Net Income	$100	$—	$(20)	$80

Once this deferred incentive income ($20) is no longer subject to clawback, the Company would recognize these deferred amounts as follows:

	Consolidated Fund	Parent / General Partner	Elimination of Incentive	Consolidated Results
Incentive income	$—	$—	$—	$—
Net earnings from funds (income, expenses and net gains of consolidated funds)	—	—	—	—
Change in deferred income of consolidated Och-Ziff funds	—	20	—	20

Consolidated Net Income	$—	$20	$—	$20

Allocation of Consolidated Net Income:
Net income allocated to noncontrolling interests (fund investors)	$—	$—	$—	$—
Net income allocated to the general partner or Class A shareholders	—	20	—	20

Consolidated Net Income	$—	$20	$—	$20

Och-Ziff Capital Management Group LLC

January 15, 2014

Note 4. Fair Value Disclosures, page F-18

Valuation Methodologies for Fair Value Measurements Categorized within Levels II and III, page F-22

7.	We note that the fair values of your real estate investments are generally based upon discounting the expected cash flows from the investment or a cash flow multiple. From the table on page F-24 we note that at December 31, 2012 approximately 85% of your real estate investments were fair valued using a discounted cash flow valuation technique. Please revise your future filings to disclose what methods you use to determine the fair value of your remaining real estate investments.

The Company respectfully informs the Staff that the remaining 15% of its real estate investments are valued primarily at invested capital. To the extent the assumptions used in our model to support the amount of capital the Company invested in a given project have changed, the Company updates its discounted cash flow analysis and adjusts the fair value, accordingly. Please see the Company’s response to question number nine for additional information regarding investments valued at invested capital as well as proposed revisions to the Company’s future disclosures.

8.	We note that the fair values of your investment in collateralized debt obligations, residential and commercial mortgage-backed securities, commercial real estate debt, common and preferred stock, asset-backed securities and bank debits are generally determined using broker quotes or are based on invested capital. We also note your disclosures related to your valuation process for fair value measurements categorized within Level III disclosed beginning page F-24. Please enhance your disclosure in future filings to disclose the following:

•	For the period presented, the percentage of the investments that were fair valued using broker quotes vs. invested capital;

•	The average number of broker quotes received and whether such quotes are binding or non-binding;

•	The process you undertake to validate the broker quotes received;

•	Whether the broker(s) provide you sufficient detail such that you are able to assess whether the pricing methodology complies with ASC 820; and

•	The frequency with which you adjust the pricing of any particular security you receive from the broker(s).

Och-Ziff Capital Management Group LLC

January 15, 2014

The Company respectfully informs the Staff that in response to the first bullet point above, the Company undertakes to disclose in future annual and quarterly filings the amount of investments valued using broker quotes. The Company does not expect to classify investments as “invested capital” in future filings as discussed in the response to comment 9 below. In response to the other bullet points, the Company proposes to modify its disclosure, substantially as set forth below (revised from the 2012 Form 10-K disclosure as indicated by marked changes):

Collateralized Debt Obligations; Residential and Commercial Mortgage-Backed Securities; Commercial Real Estate Debt; Common and Preferred Stock; Asset-Backed Securities; Bank Debt

The fair value of investments in collateralized debt obligations, residential and commercial mortgage-backed securities, commercial real estate debt, common and preferred stock, asset-backed securities and bank debt that do not have readily ascertainable fair values is generally determined using broker quotes or is based on invested capital. For month-end valuations, the Company generally receives one to four broker quotes for each security, depending on type of security being valued. These broker quotes are generally non-binding or indicative in nature. The Company verifies that these broker quotes are reflective of fair value as defined in U.S. GAAP generally through procedures such as comparison to independent pricing services, back testing procedures, review of stale pricing reports and performance of other due diligence procedures as may be deemed necessary. Historically, the Company has only adjusted a small number of broker quotes when used in determining final valuations for securities as a result of these procedures.

To the extent broker quotes are not available or deemed unreliable, the methods and procedures to value these investments may include, but are not limited to: obtaining and using other additional broker quotes deemed reliable; using independent pricing services; performing comparisons with prices of comparable or similar securities; obtaining valuation-related information from the issuers; calculating the present value of future cash flows; assessing other analytical data and information relating to these investments that is an indication of their value; obtaining information provided by third parties; reviewing the amounts invested in these investments; and evaluating financial information provided by the management of these investments. Market data is used to the extent that it is observable and considered reliable.

9.	As a related matter, please explain how you determined that invested capital is reflective of an exit price for purposes of fair value measurement.

The Company respectfully informs the Staff that invested capital is used to determine fair value when the inputs and assumptions used in the original underwriting model are still applicable and are representative of appropriate current inputs to determine exit value at the measurement date. The Company performs a review of each investment and its corresponding valuation at each reporting period to ensure that investments are valued in accordance with ASC 820. Additionally, these valuations are presented to an independent pricing service for their review and positive verification.

In future quarterly and annual filings, the Company undertakes to present within the unobservable level III inputs tabular disclosure the valuation techniques and inputs in the models used to affirm that invested capital was representative of fair value for these investments, rather than presenting these investments as “invested capital” with no related inputs disclosed.

Och-Ziff Capital Management Group LLC

January 15, 2014

10.	We note that certain of your natural resource assets maybe valued based on recent financings or based on the fair value of certain underlying publicly traded securities held by an investee, adjusted for lack of marketability. Please revise your disclosure in future filings to explain how such lack of marketability discounts are determined, including the range of the discounts used.

The Company respectfully informs the Staff that the input for lack of marketability was presented in the inputs table as “illiquidity discount.” Please see the Company’s response to question 12 for a discussion on how such discount was determined. The Company will modify its disclosure in future filings to conform the use of “lack of marketability” and “illiquidity” to be consistent across its disclosures.

11.	We also note that the fair value for certain energy and natural resources limited partnership investments and investment in affiliated funds was estimated using net asset value, adjusted for an illiquidity discount. However, it is not clear to us where you have provided the minimum required disclosures of ASC 820-10-50-6A. Please advise or revise your disclosure in future filings as necessary.

The Company respectfully informs the Staff that these investments valued at net asset value relate to certain consolidated feeder funds’ investments into their respective master funds. The Company is not an investor in these feeder funds. In response to the Staff’s comment, the Company undertakes to provide the disclosures of ASC 820-10-50-6A in future annual and quarterly filings for these investments held by certain of the Company’s consolidated feeder funds, such as any unfunded commitments, redemption provisions, description of the significant investment strategies, and any other applicable disclosures presented in ASC 820-10-50-6A.

12.	Additionally, from the table on page F-24 we note that at December 31, 2012 you used a 20% illiquidity discount to fair value the majority of your energy and natural resources limited partnerships. Please revise your future filings to more clearly explain how this illiquidity discount was determined, including the specific liquidity methods used to determine such discount.

The Company respectfully informs the Staff that as of December 31, 2012, the Company had $123.2 million of energy and natural resources limited partnerships valued using net asset value. The 20% illiquidity discount was only applied to a total of $2.2 million, or 1.8%, of these investments. The remaining investments did not have an illiquidity discount applied. To the extent the illiquidity discount input is material in the future, the Company will revise its disclosure to present a range of 0% to 20% (assuming no change to the rate), as well as the weighted average as agreed to in the response to comment 14 below. Further, if an illiquidity discount is disclosed, the Company undertakes to explain clearly how such illiquidity discount was determined, including the specific liquidity methods used to determine such discount. Additionally, the Company would disclose that these valuations are presented to an independent pricing service for their review and positive verification.

Och-Ziff Capital Management Group LLC

January 15, 2014

Information about Significant Inputs Used in Fair Value Measurements Categorized within Level III, page F-24

13.	We note that your tabular disclosure of Level III fair value measurements excludes those investments valued primarily using broker quotes, invested capital for recent transactions or net asset value for investments in affiliated funds. Please revise your disclosure in future filings to quantify the amount of investments valued using each of these methods.

The Company respectfully informs the Staff that in response to the Staff’s comment, the Company undertakes to disclose in future annual and quarterly filings the amount of investments valued using broker quotes or net asset value for investments in affiliated funds. As discussed in the Company’s response to question nine above, the Company will no longer classify amounts as “invested capital for recent transactions.”

14.	We note your disclosure of the range of significant unobservable inputs used in the fair value measurement of level 3 real estate investments. Given the range of assumptions, please revise your future filings to also provide a weighted average of the significant unobservable inputs reported, similar to the illustration provided in ASC 820-10-55-103, or provide a qualitative discussion around the distribution within the range.

The Company respectfully informs the Staff that in response to the Staff’s comment, the Company undertakes to disclose in future annual and quarterly filings the weighted average of the significant unobservable inputs reported.

Note 5 – Variable Interest Entities, page F-25

Funds, page F-25

15.	We note your disclosure that many of your funds are considered variable interest entities (VIEs). Given your involvement with a number of entities and the fact that only certain of them are consolidated, please revise your future filings to provide a more specific understanding of the types of entities with which you are involved, why certain entities are considered VIEs vs. voting interest entities, and the key considerations in determining whether such entities should be consolidated. In this regard, we note your accounting policy disclosure on page F-10 discusses your consolidation policy in somewhat general terms but does not provide the reader with a sense of the specific types of entities with which you are involved and how your consolidation determination may vary by entity based on the consolidation model applied.

Och-Ziff Capital Management Group LLC

January 15, 2014

The Company respectfully informs the Staff that in response to the Staff’s comment, the Company proposes to modify its consolidation disclosure, substantially as set forth below (revised from the 2012 Form 10-K disclosure as indicated by marked changes):

Consolidation Policies

The consolidated financial statements include the accounts of the Registrant and entities in which it, directly or indirectly, is determined to have a controlling financial interest under the following set of guidelines:

•

Variable Interest Entities (“VIEs”)— The Company determines whether, if by design, an entity has equity investors who lack the characteristics of a controlling financial interest or does not have sufficient equity at risk to finance its expected activities without additional subordinated financial support from other parties. If an entity has either of these characteristics, it is considered a VIE and must be consolidated by its primary beneficiary. As substantially all of the funds managed by the Company qualify for the deferral under ASU 2010-10, Amendments to Statement 167 for Certain Investment Funds, the primary beneficiary of the funds the Company manages that are determined to be VIEs is the party that absorbs a majority of the VIEs’ expected losses or receives a majority of the expected residual returns as a result of holding variable interests. ~~For~~ The Company’s CLOs and a joint venture are VIEs and ~~that~~ do not qualify for the deferral under ASU 2010-10. Therefore, the primary beneficiary of these entities is the party that (i) has the power to direct the activities of the entity that most significantly impact the entity’s economic performance; and (ii) has the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity.

•

Voting Interest Entities (“VOEs”)—For entities that are not VIEs, the Company consolidates those entities in which it has an equity investment of greater than 50% and has control over significant operating, financial and investing decisions of the entity. Additionally, the Company consolidates ~~entities~~ partnerships in which the Company is a substantive, controlling general partner and the limited partners have no substantive rights to ~~impact~~ participate in the ongoing governance and operating activities.

In addition, the Company undertakes to expand its consolidation disclosure in future filings, substantially as set forth below:

The Company’s funds are typically organized using a “master-feeder” structure. Fund investors, including the Company’s executive managing directors, employees and other related parties to the extent they invest in a given fund, invest directly into the feeder funds. These feeder funds are typically limited partnerships or limited companies that hold direct or indirect interests in a master fund. The master fund, together with its subsidiaries, is the primary investment vehicle for its feeder funds. The Company generally collects its management fees and incentive income from the feeder funds or wholly owned subsidiaries of the feeder funds (“intermediate funds”), and does not collect any management fees or incentive income directly from the master funds. However, the Company also organizes certain funds (e.g. its real estate funds and certain credit funds) without the use of a master-feeder structure. These are typically organized as limited partnerships, in which the Company is the general partner and collects management fees and incentive income directly from these entities.

The determination of whether a fund is a VIE or a VOE is based on the facts and circumstances for each individual fund in accordance with the guidelines described above.

Och-Ziff Capital Management Group LLC

January 15, 2014

Fund that are VIEs

Funds that the Company has determined to be VIEs are generally limited partnerships in which the Company serves as general partner but lacks a substantive equity investment and fund investors (i.e. the limited partners) do not have the substantive ability to remove the Company as general partner. In addition, limited companies in which the Company is the investment manager with decision-making rights and fund investors (i.e. the limited company shareholders) lack the substantive ability to remove the Company as the decision maker by a simple majority vote of the unrelated shareholders of the respective fund are also VIEs. As a result, the fund investors are deemed to lack the characteristics of a controlling financial interest, and therefore, the entity is a VIE. In addition, the lack of removal rights results in the Company’s management fees and incentive income being considered a variable interest when determining the primary beneficiary of a VIE. Finally, the Company’s CLOs are also VIEs since they lack sufficient equity at risk to finance their expected activities without additional subordinated financial support from other parties, as these entities are financed through senior and subordinated notes.

The following types of funds are generally VIEs and not consolidated by the Company: (i) master funds, where the Company lacks a variable interest. In these cases, the Company has no direct interest in the master fund. All management fees and incentive income related to these funds are collected from the related but separate feeder funds; (ii) intermediate funds, where the Company’s only variable interest in these entities is limited to the collection of management fees and incentive income. The majority of the expected losses and returns of these VIEs, which are subject to the deferral discussed above, flow through to the related feeder funds that wholly own these intermediate funds; (iii) other funds, where the Company’s only interest is limited to the collection of management fees and incentive income. The majority of the expected losses and returns of these VIEs, which are subject to the deferral discussed above, flow through to a single investor; and (iv) CLOs, which are not subject to the deferral and are not consolidated due to a lack of the Company having an obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity (see Note 5 for additional information regarding the Company’s CLOs).

The types of funds that are VIEs and consolidated by the Company generally include certain real estate and credit funds that qualify for the deferral above, and in which the following factors are present: (i) the Company does not have a substantive equity investment; (ii) fund investors lack substantive removal rights; (iii) investors in these funds are related parties of the Company, and therefore their interests when combined with the Company results in the Company and its related party group absorbing the majority of the expected losses and returns of these VIEs. These related parties include the Company’s executive managing directors, as well as fund investors who lack the ability to redeem their investments without the Company’s consent; and (iv) no single investor is expected to absorb a majority of the economics of the entity.

Funds that are VOEs

Funds that the Company has determined to be VOEs are generally limited partnerships in which the Company has a substantive general partner equity investment in the entity or in which fund investors (i.e. the limited partners) have the substantive ability to remove the Company as general partner by a simple majority vote of the unrelated investors of the respective fund. Limited companies in which the Company is the investment manager with decision-making rights and the fund investors (i.e. the limited company shareholders) have the substantive ability to remove the Company as decision maker by a simple majority vote of the unrelated investors of the respective fund are also VOEs. As a result, the fund investors are deemed to have the characteristics of a controlling financial interest, and therefore, the entity is a VOE.

Types of funds that are VOEs and not consolidated by the Company are generally the feeder funds for the Company’s multi-strategy funds, as fund investors in these entities have been granted substantive removal rights.

Och-Ziff Capital Management Group LLC

January 15, 2014

Types of funds that are VOEs and consolidated by the Company include certain real estate and credit funds in which the Company has a substantive equity investment and fund investors lack substantive removal rights.

16.	As a related matter, you disclose that substantially all of your funds that are VIEs qualify for the deferral granted under ASU 2010-10, and accordingly your determination as to whether you are the primary beneficiary of such VIEs is based on whether you are exposed to the majority of the expected losses or receive a majority of the expected residual returns. We further note your disclosure on page F-26 that you consolidate funds that are VIEs where the investors in the funds lack substantive kick-out rights or liquidation rights. Please revise your disclosure in future filings to clarify how the lack of substantive kick-out or liquidation rights factors into your determination as to whether you are the primary beneficiary of such VIEs. For example, if true, clarify that the lack of substantive kick-out or liquidation rights impacts your determination as to whether the fees you receive as a decision-maker are considered variable interests, and that by including these fees as variable interests in your quantitative analysis you have determined that you are exposed to the majority of the expected losses or receive a majority of the expected returns.

The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has incorporated into its response to comment 15 above the clarifications regarding lack of substantive kick-out rights and the impact on the Company’s determination as to whether fees received are considered variable interests.

CLOs, page F-26

17.	We note that, beginning in 2012, you sponsored the formation of CLOs for which you serve as the collateral manager and receive collateral management fees for these services. We also note that you have the potential to earn incentive income equal to 20% of the excess cash flows due to the holders of the subordinated notes, subject to a stated hurdle rate. Finally, we note that as of September 30, 2013 you had seed investments of $15 million in one of your sponsored CLOs. Please provide us with a comprehensive analysis supporting your determination that you are not required to consolidate these CLOs. In this regard, we note that although you have concluded that you have the power (as collateral manager) to direct the activities of the CLO that most significantly impact the entity’s economic performance, you do not believe that you have the obligation to absorb losses or the right to receive benefits that would potentially be significant to the VIE. Your disclosure indicates that you performed a quantitative analysis and determined that under various scenarios your fees “would not” be significant to the CLOs, but it is not clear whether you determined if they “could” potentially be significant. Furthermore, it is not clear how you considered any seed investments in these CLOs in your analysis.

The Company respectfully informs the Staff that it does not consolidate its CLOs upon their launch as the Company does not have the obligation to absorb losses or the right to receive benefits from the CLO that could potentially be significant to the CLO, even though the

Och-Ziff Capital Management Group LLC

January 15, 2014

Company has the power to direct the activities of the CLO that most significantly impact the CLO’s economic performance. Upon the launch of the CLO in which the senior and subordinated notes are sold, the Company did not have an investment in the CLO. The economics of the Company are limited to the 0.50% management fee and 20% incentive income from the CLO after the subordinated notes surpass a 12% hurdle rate. After performing analyses with respect to various hypothetical scenarios, management determined that the management fee and the potential incentive income, collectively, could not be potentially significant to the CLO after considering the hurdle rate.

For CLOs for which the Company provided a seed investment, the Company respectfully advises the staff that such investments were redeemed at the time the CLOs were launched. The seed investment’s primary purpose is to provide equity capital in order to obtain debt financing from a financial institution so that such debt and equity capital can be used to build a collateral pool for the CLO prior to its launch. The financial institution providing the debt financing is deemed to have shared power with us due to their discretionary power to approve or reject any request from us to purchase collateral regardless if such collateral meets the financial tests stated in the relevant credit agreement. Furthermore, the financial institution was actively involved in setting the required leverage ratio of the CLO during the warehousing phase and the financial parameters of the assets eligible for the collateral pool and selecting the custodian of the CLO collateral. Although the Company has economics that could potentially be significant to the CLO during this period, the Company has shared power with the financial institution, and therefore does not consider itself the primary beneficiary of the CLO prior to launch. The Company deems the launch of the CLO to be a reconsideration event as new variable interests are issued from the sale of the senior and subordinated notes. The Company does not hold any of the senior or subordinated notes. At the launch of the CLO, borrowings from the bank are repaid and the Company’s seed investment is redeemed. As indicated above, management determined that it has the power after the launch of the CLO but it does not have the rights to economics that could potentially be significant to the CLO.

Och-Ziff Capital Management Group LLC

January 15, 2014

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need any additional information or wish to discuss any part of the Company’s responses, please call me at (212) 790-0160 or Jeffrey C. Blockinger at (212) 719-7302.

Very Truly Yours, OCH-ZIFF CAPITAL MANAGEMENT GROUP LLC

/s/ Joel M. Frank
By: Joel M. Frank
Title: Chief Financial Officer, Senior Chief Operating Officer and Executive Managing Director